Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

January 25, 2011

Re:	Registration Statement on Form F-6
filed on behalf of BCD Semiconductor Manufacturing Ltd.
CIK: 0001289814
Request for Acceleration

Ladies and Gentlemen:

Deutsche Bank Trust Company Americas, as Depositary for securities against which American Depositary Receipts are to be issued, hereby requests, pursuant to Section 8(a) of the Securities Act of 1933, as amended, the acceleration of the effectiveness date of the above referenced registration statement by the Securities and Exchange Commission to 4:30 p.m. (Eastern time) on January 27, 2011.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President